Filed Pursuant to Rule 433

Registration No. 333-198523

September 3, 2014

WPX ENERGY, INC.

Pricing Term Sheet

$500,000,000 5.25% Senior Notes due 2024

Issuer:	WPX Energy, Inc.

Security Type:	Senior Unsecured Notes

Pricing Date:	September 3, 2014

Settlement Date:	September 8, 2014

Maturity Date:	September 15, 2024

Interest Payment Dates:	March 15 and September 15, beginning March 15, 2015

Interest Record Dates:	March 1 and September 1

Principal Amount:	$500,000,000

Public Offering Price:	100%

Underwriting Discounts and Commissions:	1.00%, $5,000,000

Proceeds, Before Expenses, to WPX Energy, Inc.:	$495,000,000

Yield to Maturity:	5.25%

Coupon:	5.25%

Optional Redemption:

At any time prior to June 15, 2024, make-whole call at the Adjusted Treasury Rate + 50 bps plus accrued and unpaid interest.

At any time on or after June 15, 2024, 100% of the principal amount to be redeemed plus accrued and unpaid interest.

CUSIP / ISIN:	98212B AE3 / US98212BAE39

Joint Book-Running Managers:	Wells Fargo Securities, LLC Citigroup Global Markets Inc. RBS Securities Inc. Barclays Capital Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC

Joint Lead Managers:	Credit Agricole Securities (USA) Inc. Scotia Capital (USA) Inc. RBC Capital Markets, LLC

Co-Managers:	BBVA Securities Inc. BOSC, Inc. Credit Suisse Securities (USA) LLC Mitsubishi UFJ Securities (USA) Inc. Mizuho Securities USA Inc. SMBC Nikko Securities America, Inc. U.S. Bancorp Investments, Inc.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-326-5897 or emailing cmClientsupport@wellsfargo.com.